SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of SEPTEMBER , 2003.
                                          -----------------

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   September 03, 2003                  By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                  SEPTEMBER 03, 2003

             NAVIDAD SILVER-COPPER-LEAD DISCOVERY - PROJECT OVERVIEW

IMA Exploration Inc. (IMR:TSX-V) is pleased to provide an overview of the results to date on the Company's 100% owned Navidad Silver-Copper-Lead discovery, located in Patagonia, Argentina. Three distinct yet related styles of mineralization have been defined at the Navidad project, all located within a
5.8 kilometre (km) long soil geochemical anomaly. Individually, each style of mineralization could develop into a significant resource. Combined, the three styles of mineralization highlight the overall size and grade potential of the entire Navidad system.

Below is an overview of the results that have been received to date (please see attached map for reference).

NAVIDAD HILL - BONANZA GRADE STRUCTURES

Assay results from 119 measured chip samples of these structures have returned a length-weighted average grade of 162 oz/t silver (5,546 g/t), 3.8% copper and 9.8% lead over a cumulative strike length of 636 metres. Detailed mapping and sampling of bonanza grade structures at Navidad hill has defined numerous structures within an area of 475 metres (m) by 60 to 140 m, and average widths of these structures varies from less than one metre to 3.3 metres.

NAVIDAD HILL - HIGH GRADE CARAPACE BRECCIAS

Adjacent to the bonanza grade structures, mineralized carapace breccias have been identified in three areas measuring 150m x 50m, 25m x 20m and 20m x 18m. A length-weighted average grade of 110.5 oz/t silver (3,785 g/t), 3.7% copper and 2% lead has been returned from 50 samples. Similar carapace breccias to those at Navidad Hill are also found 600m to the southeast at Galena Hill (see below) but are separated by overburden cover. Metal zoning suggests this covered area between Navidad and Galena Hills is the center of the mineralized system and it is noteworthy that this area is identified by a large IP chargeability anomaly and several coincident gravity anomalies.

GALENA HILL - HIGH GRADE CARAPACE BRECCIAS

Strongly mineralized carapace breccias at Galena Hill and been found in two areas measuring 118m x 46m and 55m x 16m, with assay results averaging 64.9 oz/t silver (2,222 g/t), 0.84% copper, and 2.9% lead from 23 samples.

GALENA HILL - GALENA MATRIX BRECCIAS

Galena matrix breccia has been identified at Galena Hill in an area measuring 475m x 90m, and 101 measured chip samples taken from this zone average 4.3 oz/t silver (147 g/t) and 7.69% lead. The true thickness of the mineralization is unknown. However, pole-dipole IP (profile 51200E, June 25th, 2003 news release) shows a modest chargeability anomaly that coincides with mineralized outcrops at surface and strengthens at depth. This excellent fit of the geological and geophysical data highlights the potential for a large bulk-tonnage silver-lead+/-copper deposit.


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BARITE HILL - GALENA MATRIX BRECCIAS

Galena matrix breccia has also been discovered at Barite Hill in several zones that have an interpreted cumulative strike length of approximately 1,300m and has returned an average grade of 3.2 oz/t silver (109 g/t) and 4.73% lead from all 67 measured chip samples collected. The interpreted strike length is based on geological mapping and locations of subcrop and float samples, but only representative measured chip samples taken from outcrop have been used to define the length-weighted averages reported here.

CALCITE HILL -STRONG SOIL ANOMALY

A significant silver and lead in soils anomaly is present at Calcite Hill that has not yet been fully explained by mineralized outcrops. This silver-lead+/-copper anomaly is approximately 400m by 200m in size as defined by greater than 2.1 g/t silver in soil samples and demonstrates significant potential for additional discoveries at the Navidad project.

SUMMARY

Outcropping mineralization at Navidad is accompanied by a strong soil geochemical anomaly over a 5.8km length. Within this anomaly, outcropping silver-lead+/-copper mineralization has been defined within a total strike length of over 2,900m at Navidad, Galena, and Barite Hills. Geological and soil geochemical data suggest that the core to the mineralized system is coincident to a very large (1.6 x 1.3 km) IP chargeability anomaly along with several large (0.8 x 1.1km) gravity anomalies.

The Navidad discovery was made as a result of IMA's ongoing generative programs in the Patagonia region of Argentina. IMA geologists Daniel Bussandri and Dr. Paul Lhotka, P.Geo. were the first to recognize the potential at Navidad and have played key roles in defining a style of mineralized system that was previously unrecognized in Patagonia. IMA acquired the project by staking and holds a 100% interest with no underlying royalties.

Exploration work on the property is under the direction of IMA's Exploration Manager, Keith Patterson, M.Sc. All samples have been collected under the supervision of Dr. Paul Lhotka, P.Geo. and have been analyzed by ALS Chemex using fire assay/gravimetric, AA (atomic absorption) and ICP-MS (inductively coupled plasma - mass spectroscopy) techniques as appropriate. 120 randomly selected samples (approximately 14% of all samples) have been submitted for check assay to Alex Stewart (Assayers) Argentina S.A.; results of these generally agree well with the original results from ALS Chemex.

IMA Exploration Inc. has over $4,000,000 in its treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

                               [GRAPHIC OMITTED]
    TO VIEW MAP OF THE NAVIDAD PROPERTY PLEASE VISIT THE COMPANY'S WEB SITE:
                         http://www.imaexploration.com.

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2003 Number 25


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